

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

November 14, 2012

<u>**Via Email**</u>
Han Daqing
Chief Executive Officer & Chairman of the Board
Telestone Technologies Corporation
Floor 10, China Ruida Plaza
No. 74 Lugu Road
Shi Jingshan District
Beijing, People's Republic of China 100040

Re: Telestone Technologies Corp.
Preliminary Proxy Statement filed on Schedule 14A
Filed on November 8, 2012
File No. 001-32503

Dear Mr. Daqing:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that you should not file your definitive proxy statement until we have completed our open review of your Form 10-K for the fiscal year ended December 31, 2011.

Certain Relationships And Related Transactions and Director Independence

2. Your periodic reports provide information regarding related party transactions which should be disclosed. For example, the financial notes to your Form 10-Q for the period ended June 30, 2012 disclose that your Chairman and Chief Executive Officer is a guarantor of short term loans totaling over $11,000,000.00. Please revise to disclose all

necessary related party transactions. Refer to Item 404(a) of Regulation S-K as required by Item 7 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

· the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

CC: <u>Via E-mail</u>
       Jiannan Zhang, Ph.D.
       Cadwalader, Wickersham & Taft LLP